SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


NAME OF ISSUER: NUCO2 Inc.

TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share

CUSIP NUMBER: 629428103

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS:

Jim Blake, Esq.
General Counsel
The BOC Group, Inc.
575 Mountain Avenue
Murray Hill, New Jersey 07974
Facsimile Number: (908) 771-4803

DATE OF EVENT WHICH REQUIRES FILING: December 7, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON:  The BOC Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)                   (b)  [X]

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:  WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

         Yes                   No   [X]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  The BOC Group, Inc. - Delaware

7.       SOLE VOTING POWER:  1,511,111

8.       SHARED VOTING POWER:  0

9.       SOLD DISPOSITIVE POWER:  1,511,111

10.      SHARED DISPOSITIVE POWER:  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  1,511,111

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

         Yes                   No:  [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.2%

14.      TYPE OF REPORTING PERSON:  CO


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



              This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 1, 1999 by BOC Group, Inc. (such Schedule, as so amended, being the "Schedule 13D").


Item 3        Source and Amount of Funds or Other Consideration

              Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

              The reporting persons purchased 1,111,111 shares (the "Shares") of Common Stock at an aggregate purchase price of $10,000,000. The Shares were acquired directly from the issuer in a private transaction for cash paid out of working capital.


Item 4        Purpose of Transaction

              Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of Item 4:

              The reporting persons purchased the Shares for investment purposes.

              The reporting persons have no current plans or proposals which would relate to or result in any of the actions specified in clauses (a) through (f) of schedule 13D, except as follows:

              (a) Pursuant to the Stock Purchase agreement, dated December 7, 2000, between the issuer and the reporting person (the "Stock Purchase Agreement"), for a period of three years, the reporting person shall not acquire additional shares of Common Stock without the consent of the Board of Directors of the issuer except that the reporting person has the right to acquire at any time, in the open market or otherwise, additional shares of Common Stock up to a 19.99% ownership interest in the issuer. The foregoing restriction terminates in the event of a "Significant Event" as defined in the Stock Purchase Agreement. From time to time, the reporting person may acquire additional shares of Common Stock provided its aggregate ownership of Common Stock does not exceed 19.99%.


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

              (b) Pursuant to the Stock Purchase Agreement, for a period of two years the reporting person is obligated to sell the Shares in the event of a third party all cash public tender offer to all shareholders of the issuer for a minimum purchase price of $17 per share that is approved and recommended by the Board of Directors. The foregoing restriction terminates in the event of a "Significant Event" as defined in the Stock Purchase Agreement.

              (c) Pursuant to the Stock Purchase Agreement, the reporting person has the right to designate one person to serve on the Board of Directors of the issuer, which right shall continue so long as the reporting person owns at least 1,000,000 shares of Common Stock. The reporting person has designated John Walsh as its designee on the Board of Directors. Pursuant to the Stock Purchase Agreement, until December 7, 2003, the reporting person will not (i) seek representation on the Board of Directors of the issuer in excess of one seat; (ii) participate in a proxy contest, (iii) join a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or (iv) otherwise attempt to control the issuer (other than through its one seat on the Board of Directors). The restrictions set forth in the previous sentence terminate in the event of a "Significant Event", as defined in the Stock Purchase Agreement.


Item 5        Interest in Securities of Issuer

              Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

              (a) The BOC Group, Inc. owns 1,111,111 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock, which are currently exercisable at $17.00 per share. By virtue of being the ultimate parent of The BOC Group, Inc., The BOC Group plc beneficially owns 1,111,111 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock of the issuer. On a fully diluted basis, such shares and warrants represent 17.2% of the outstanding shares of the issuer.

              (b) The BOC Group, Inc. has the sole power to vote and dispose of all of the 1,111,111 shares of the owned Common Stock and all of the 400,000 shares of Common Stock underlying the warrants of issuer.


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

              (c)  None.


Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

              Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

              The Stock Purchase Agreement gives The BOC Group, Inc. certain piggyback registration rights.

              Amendment No. 1 to Special Warrant to Purchase Common Stock of NUCO2 Inc., dated December 7, 2000, between the issuer and the reporting person reduced the number of shares of Common Stock subject to the warrant from 1,000,000 shares to 400,000 shares of Common Stock.


Item 7        Material to be Filed as Exhibits

              Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

              Exhibit 2: Stock Purchase Agreement, dated December 7, 2000, between the issuer and the reporting person

              Exhibit 3: Amendment No.1 to Special Warrant to Purchase Common Stock of NUCO2 Inc.


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


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.


                                                   THE BOC GROUP, INC.



Date: December 27, 2000                               By:    /s/ James P. Blake
                                                      --------------------------
                                                      James P. Blake
                                                      Vice President


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